02038917

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING AUG 22 2002 WASH, D.C. 165 SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Auigust, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

PROCESSED AUG 29 2002 THOMSON FINANCIAL

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date August 16th, 2002

By [signature]
(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

INFO MEMO

TELKOM

No.: 309/PR110/UHI/2002
Date : Aug. 16, 2002

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT OF FIRST HALF OF 2002 RESULTS
TELKOM's Net Income for Six Months of 2002 was Rp3.36 trillion (or 95.25% Growth),

Jakarta, Aug. 16, 2002 - PT Telekomunikasi Indonesia, Tbk. (NYSE:TLK; LSE:TKID; JSX:TLKM) "Telkom", today announced its unaudited consolidated financial statements and operational results for the first half, 2002. The consolidated financial statements includes PT Telekomunikasi Seluler ("Telkomsel", 77.72%); PT Dayamitra Telekomunikasi ("Dayamitra": 90.32%); PT Indonusa Telemedia ("Indonusa": 57.50%); PT Infomedia Nusantara ("Infomedia": 51.00%); and PT Graha Sarana Duta ("GSD": 99.99%). All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

Conversion rate

For the purpose of convenient translations, unless otherwise specified, the report uses a conversion rate of Rp9,085 to 1 (one) US Dollar as recorded on August 5, 2002 at 04:00 p.m. and the rates applied to assets and liabilities were the buying and selling rates of Rp8,685 and Rp8,725 to US $1.00 on June 28, 2002 at 04:00 p.m. quoted from Reuters.

Income and Earnings

For the first half of 2002 the Company reported Earnings Per Share (EPS) of Rp333.26 on Net Income of Rp3,359.22 billion, representing an increase of 95.2% compared to the EPS for the comparable period of 2001. Contributing to the growth of Net Income were mainly the increase in cellular interconnection and multimedia revenues, as well as gain on exchange rate.

Total consolidated operating revenues grew by 25.6%, from Rp7,502.16 billion in the first half of 2001 to Rp9,426.17 billion in the comparable period of 2002. Total consolidated operating expenses grew by 14.6% from Rp3,888.91 billion in the first half of 2001 to Rp4,457.84 billion in the comparable period of 2002. These resulted in a 37.5% increase of consolidated operating income from Rp3,613.25 billion in the first half of 2001 to Rp4,968.33 billion in the first half of 2002.

EBITDA (consolidated) grew by 31.46% from Rp4,975.87 billion for the first half of 2001 to Rp6,541.44 billion in the comparable period of 2002. Consolidated EBITDA Margin iincreased from 66.33% in the first half of 2001 to 69.40% for the comparable period of 2002. EBITDA (TELKOM alone was Rp4,221.08 billion, increased by 22.53% ompared to EBITDA as of June 30,2001.

Long-term Debt (consolidated)

Breakdown of total portfolio (including current maturities) in original currencies and their Rupiah equivalents as of June 30, 2002 as follows:

Currencies	Years	Original Currencies (millions)	Rupiah Equivalent (billions)	%
IDR/Rupiah *)	2001	4,212.82	4,212.82	32.16
	2002	4,147.43	4,147.43	33.20
US Dollar	2001	607.66	6,939.46	52.98
	2002	777.49	6,783.62	54.31
Japanese Yen	2001	18,136.92	1,666.86	12.72
	2002	18,638.85	1,366.23	10.94
French Franc	2001	135.58	200.03	1.53
	2002	119.55	140.42	1.12
Netherlands Guilder	2001	18.27	80.24	0.61
	2002	15.22	53.21	0.43
Total	2001		13,099.41	100.00
	2002		12,490.90	100.00

*) in billions

As of June 30, 2002, 33.20% of the total consolidated loan portfolio was denominated in Rupiah and 66.80% was denominated in foreign currencies, whereas in the same period of 2001, 32.16% of TELKOM's loan portfolio (unconsolidated) was denominated in Rupiah and 67.84% was in foreign currencies.

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of June 30, 2002, the Company's deposit was US$20.76 million overing approximately 9.34% of all obligations in foreign currencies from July 1, 2002 to May 31, 2003.

Lines In Service

As of June 30, 2002, TELKOM and the KSO Units recorded 7,488,076 lines in service, consisting of 4,441,422 lines in service in TELKOM Regions and 3,046,654 lines in service in KSO Regions.

Net additional lines in service during the first half of 2002 were 269,138 lines, which was 1.33% higher than the additional 265,598 lines during the comparable period of 2001. Of the net additional lines in service, 171,179 were added in TELKOM Regions and 97,959 were in KSO Regions.

In the first half of 2002, 93,293 subscribers cancelled their lines, 14.23% higher compared to 79,938 subscribers line cancellation in the comparable period of 2001. Of these, 64,672 lines were in TELKOM Regions and 28,621 lines were in the KSO regions. The cancellation consisted of 28,227 business subscribers or 30.26%; 64,688 residential subscribers or 69,34%, and 378 social subscribers or 0.41%.

For the Operational Performance of the first half of 2002, please refer to Table 2.

Cellular Services

As of June 30, 2002, the total number of active cellular subscribers of TELKOM's associated companies was 4,325,707. The breakdown for each operator is as follows:

Operator, and Telkom's % ownership	Jun. 30, 2001	Jun. 30, 2002	Growth (%)
TELKOMSEL, 77.72*)	2,180,672	4,200,427	92.62
KOMSELINDO, 35.	61,300	44,899	-26.76
METROSEL, 20.17.	74,760	62,576	-16.30
MOBISEL, 25.00	11,809	8,168	-30.83
TELESERA, 69.77	8,852	9,637	8.87
TOTAL	**2,337,393**	**4,325,707**	**85.07**

***) Prepaid: 78%**

ARPU: **Postpaid: Rp291,000; total subs 926,602**
Prepaid: Rp103,000; total subs 3,273,825
Blended: Rp149,000; total subs 4,200,427

Multimedia Performance

By end of June 2002, total PSTN customers accessing TELKOMNet Instan on average 370,000 lines in service per month with 70% growth compared to the same month last year. While TELKOMSave users on average 509,217 lines in service per month with 77.5% growth for the last six months.

Key performance Indicator for both services are as follows:

Key Performance	TELKOMNet	TELKOMSave

Indicator	Instan	TELKOMGlobal
ARPU (IDR)	56,865	103,000
Minute Access/ month (million)	144	8.7
User/LIS	5%	
CAPEX 2002 (billion)	478.8	64.8
Market share		5%
Growth	70%	148%

Human Resources

As of June 30, 2002 TELKOM employed 34,821 persons consisting of 19,232 persons in TELKOM Regions and 15,589 persons in the KSO Regions. Productivity per employee as measured by the number of fixed lines in service per employee as at June 30, 2002 was 215.04 while as at June 30, 2001 was 184.6. Reduction of employee was contributed by implementation of the early retirement program, amounting 1,899 employees.

During the first half of 2002, TELKOM employees completed an average of 4.64 training days per employee. For the year 2002, the Company targeted an average of 10 training days per employee.

Recent Developments

Results of 2002 Annual General Meeting

On June 21, 2002, PT TELKOM held its 2002 AGM and EGM of Shareholders, which approved and decided the following matters:

1. The distribution of net profit is as follows:
   - 50% for dividend (Rp210.819/ share)
   - 40% for investment,
   - 10% for reserves

   Dividend was paid on August 12, 2002 . Dividend payment to Government is to be paid in two installments.
2. Approved compensation of the BoD and BoC for fiscal year 2002 and the bonus of the fiscal year 2001.
3. Approved the Company's sale of 12.72% of the issued and fully paid shares of PT Telkomsel to Singapore Telecom Mobile Pte Ltd, a wholly-owned subsidiary of Singapore Telecommunications Limited, involving a material transaction.
4. Approved the the Company's acquisition of 100% of the issued and fully paid shares of PT Pramindo Ikat Nusantara owned by France Cables et Radio, PT Astratel Nusantara, PT Indosat, Marubeni Corporation, International Finance Corporation, and NMP Singapore Pte Ltd., involving a material transaction.
5. Approved the Company's acquisition of 100% of the issued and fully paid shares of PT Aria West International, owned by PT Aria Infotek (formerly known as PT Artimas Kencana Murni), MediaOne International I BV, and The Asian Infrastructure Fund.

The transaction is subject to 2 (two) main conditions precedents, debt restructuring and tax carry forward.

6. Approved the Company's Indonesian Rupiah (IDR) bond issuance, while the issuance of US$ bond is to be postponed.
7. Approved the Board of Director as follows:
   - President Director/ CEO: Kristiono
   - Director of Finance: Guntur Siregar
   - Director of HR and Support Business: Agus Utoyo
   - Director of Telecommunications Services Business: Garuda Sugardo
   - Director of Telecommunications Network Business: Suryatin Setiawan
8. Approved the Board of Commissioners as follows:
   - Chairman: Bacelius Ruru
   - Commissioner: Agus Haryanto
   - Commissioner: Djamhari Sirat
   - Independent Commissioner: Arif Arryman
   - Independent Commissioner: Petrus Sartono

Sale of 3.1% of TELKOM Shares

On July 15, 2002, the Government sold 312 million B shares or 3.1% of total listed B shares of PT TELKOM through an accelerated placement of the Company's shares to institutional investors in Indonesia and globally at Rp3,635 per share. PT Bahana Securities and UBS Warburg acted as joint global coordinators and bookrunners for the offering.

CAPEX

The total TELKOM CAPEX for the year 2002 is estimated of Rp2,190.59 billion, consists of 58.95% on infrastructures, 35.04% on PMVIS, and 6.01% on supporting facilities.

As of June 30, 2002, CAPEX spent was Rp698.2 billion. Out of this amount, approximately Rp504.9 billion was spent for infrastructure development, Rp156.9 billion for PMVIS, and the remaining Rp36.5 billion was for supporting facilities. No additional switching capacity was installed.

During the first half of 2002, the Company completed installation of 199,402 new lines of outside plant (access network).

TELKOMSEL:

In the first six month of 2002, Telkomsel invested Rp2,054 billion for network infrastructures and other investments to support 4,200,427 subscribers.

Completion of Telkomsel Sale

On July 30, 2002 PT TELKOM completed the sale of the Company's 12.7% stake in PT Telkomsel to Singapore Telecom Mobile Pte Ltd ("SingTel Mobile"), a wholly-owned subsidiary of Singapore Telecommunications Limited ("SingTel"). As a result of this transaction, TELKOM maintained 65% ownership in Telkomsel, while SingTel Mobile increased its ownership up to 35%. TELKOM received a full cash consideration of US$429 million.

Duopoly in the Telecommunication Industry

Duopoly competition between TELKOM and Indosat has been introduced in Jakarta and Surabaya and it will be commercialized after such condition is completed, such as iinterconnection, network integration, exchange reprogramming, numbering system, nationwide roll out plan, and USO.

TELKOM's Bond Proceed

On July 16, 2002 TELKOM effectively received Rp980 billion proceed from its IDR bond issuance for the total nominal value of Rp 1 trillion

Approximately 84% of the proceeds will be invested in fixed wireless telecommunication network development using CDMA technology, and the balance is for access network.

The Completion of the First-term of the 100% PT Pramindo Ikat Nusantara (PIN) Acquisition

On August 15, 2002, TELKOM completed the initial closing for acquisition of 30% shares of PT Pramindo Ikat Nusantara (PIN), TELKOM's KSO partner in Division I Sumatra. The initial closing is.part of the agreement to acquire 100% PT PIN in three transactions, which shall be followed by the next transactions on September 2003 (15%) and December 2004 (55%). The present value of the transaction will be US$425 million, consisting of loan payment to IFC for the amount of US$86.2 million and equity to PIN shareholders of US$372.23 million including interest of US$33.43 million (interest rate of 8.85% per year).

Loan payment to IFC consists of TELKOM payment amounting US$53.9 million and PIN payment of US$8.5 million paid on August 15, 2002. The balance will be paid by TELKOM to IFC on September 15, 2002. Meanwhile equity shall be paid by promissory notes beginning October 1, 2002 through August 1, 2003, in the amount of US$12.8 million per month, and from September 2003 up to December 15, 2004 in the amount of US$15 million per month. As of this day, TELKOM management holds control over the operation and service in PIN.

Bandung, August 16, 2002

Setiawan Sulistyono
Head of Investor Relations

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk.

BALANCE SHEETS
JUNE 30, 2001 AND 2002

(In Millions of Rupiah and Thousands of U.S. Dollar)

ASSETS	Consolidated 2001	Consolidated 2002		Unconsol. 2002
	Rp	Rp	U.S. $	
CURRENT ASSETS				
Cash and cash equivalents	4,392,395	4,526,668	498,257	2,525,243
Short-term investments - net	254,538	612,347	67,402	610,347
Sub Total	**4,646,933**	**5,139,015**	**565,659**	**3,135,590**
Trade accounts receivables				
Related parties - net of allowance for doubtful accounts of Rp172,062 million in 2001 and Rp414,546 million in 2002	1,671,863	1,905,159	209,704	1,649,357
Third parties - net of allowance for doubtful accounts of Rp282,364 million in 2001 and Rp315,016 million in 2002	1,058,618	1,379,131	151,803	1,096,877
Sub Total	**2,730,481**	**3,284,290**	**361,507**	**2,746,234**
Other account receivable - net of allowance for doubtful accounts of Rp9,554 million in 2001 and Rp29,968 million in 2002	241,727	183,024	20,146	443,236
Inventories - net of allowance for obsolescence of Rp36,291 million in 2001 and Rp51,184 million in 2002	203,320	168,257	18,520	82,815
Prepaid expenses	319,512	455,108	50,094	324,318
Sinking fund	**0**	**71,320**	**7,850**	**0**
TOTAL CURRENT ASSETS	**8,141,973**	**9,301,014**	**1,023,777**	**6,732,193**
NON CURRENT ASSETS				
Long-term investments-net	199,083	94,207	10,370	4,741,860
Property, plant and equipment - net of accumulated depreciation of Rp14,613,763 million in 2001 and Rp17,387,423 million in 2002	21,267,955	23,176,607	2,551,085	15,500,860
Property, plant and equipment under revenue-sharing arrangements - net of accumulated depreciation of Rp 806,490 million in 2001 and Rp883,529 million in 2002	490,784	410,122	45,143	410,122
Advances and other noncurrent assets	1,057,160	745,115	82,016	377,604
Property not used in operations	7,120	6,210	684	6,210
Advances payment for investment in shares of stock	0	280,675	30,894	280,675
Intangible assets	1,613,643	1,358,927	149,579	1,358,927
Escrow accounts	183,262	138,876	15,286	138,876
TOTAL NONCURRENT ASSETS	**24,819,007**	**26,210,739**	**2,885,057**	**22,815,134**
TOTAL ASSETS	**32,960,980**	**35,511,753**	**3,908,834**	**29,547,327**

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk.
BALANCE SHEETS
JUNE 30, 2001 AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share Data)

	2001	2002		Unconsol.
LIABILITIES AND EQUITY	Rp	Rp	U.S.$	2002
CURRENT LIABILITIES				
Trade accounts payable				
Related parties	1,322,058	1,390,101	153,011	668,715
Third parties	573,121	405,180	44,599	384,431
Other accounts payable	27,588	27,294	3,004	27,205
Liability for cross-ownership transactions	6,433,537	952,571	104,851	952,571
Taxes payable	707,902	1,432,626	157,691	1,163,855
Dividend payable	572,186	2,435,355	268,063	2,126,324
Accrued expenses	1,572,595	1,492,933	164,329	1,101,912
Unearned income	124,258	424,514	46,727	67,448
Advances from customers and suppliers	207,587	605,709	66,671	547,868
Current maturities of long-term liabilities	1,815,032	2,707,306	297,997	1,972,604
TOTAL CURRENT LIABILITIES	**13,355,864**	**11,873,589**	**1,306,944**	**9,012,933**
NONCURRENT LIABILITIES				
Deferred tax liabilities – net	1,898,170	1,776,126	195,501	1,659,404
Unearned income under revenue-sharing arrangements	256,035	194,602	21,420	194,602
Unearned initial investor payment under joint operation scheme	145,818	114,108	12,560	130,469
Long-term liabilities – net of current maturities				
Two-step loans - related party	9,384,113	7,770,200	855,278	7,770,200
Suppliers' credit loans	477,367	274,845	30,253	0
Bridging loan	133,162	79,052	8,701	0
Liabilities for acquisition of a subsidiary	591,796	0	0	0
Project cost payable	547,505	340,248	37,452	340,248
Bond	0	1,309,500	144,139	0
Others	150,435	9,749		
Total Long-term Debt	**11,284,378**	**9,783,594**	**1,076,895**	**8,110,448**
TOTAL NONCURRENT LIABILITIES	**13,584,401**	**11,868,430**	**1,306,376**	**10,094,923**
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY	**915,827**	**1,330,263**	**146,424**	**0**
EQUITY				
Capital stock – Rp 500 par value per series-A Dwiwarna share and series-B shares. Authorized – 1 A Dwiwarna share and 39,999,999,999 series-B shares Issued and fully paid – 1 A Dwiwarna share and 10,079,999,639 B shares	5,040,000	5,040,000	554,761	5,040,000
Additional paid-in capital	1,073,333	1,073,333	118,143	1,073,333
Difference due to change of equity in associated companies	420,961	258,115	28,411	258,115
Unrealized loss on decline in value of securities	(238)	0	0	0
Translation adjustment	186,574	174,494	19,207	174,494
Equity in subsidiary resulting from restatement	0	0	0	0
Difference in value of restructuring transactions between Entities under common control	(9,418,560)	(7,402,343)	(814,787)	(7,402,343)
Retained earnings				
Appropriated	320,393	756,336	83,251	745,404
Unappropriated	7,482,425	10,539,536	1,160,103	10,550,468
Total equity	**5,104,888**	**10,439,471**	**1,149,089**	**10,439,471**
TOTAL LIABILITIES AND EQUITY	32,960,980	35,511,753	3,908,834	29,547,327

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk.
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share and ADS Data)

	2001	2002		Unconsol.
	Rp	Rp	U.S.$	2002
OPERATING REVENUES				
Telephone				
Fixed phone	3,062,685	3,551,503	390.919	2,960,032
Cellular	2,057,187	3,216,066	353.997	0
Revenue under Joint Operation Scheme	1,078,417	1,227,409	135,103	1,365,505
Interconnection revenues	784,662	963,593	106.064	1.019,853
Other telecommunications services	519,208	467,600	51,469	577,133
Total Operating Revenues	**7,502,159**	**9,426,171**	**1,037,553**	**5,922,523**
OPERATING EXPENSES				
Depreciation	1,362,620	1,573,103	173,154	1,085,468
Operation, maintenance and telecommunications services	934,027	1,134,484	124,874	431,937
Personnel	891,242	1,043,835	114,897	811,412
General and administrative	612,377	596,621	65,671	408,140
Marketing	88,645	109,796	12,085	49,953
Total Operating Expenses	**3,888,911**	**4,457,839**	**490,681**	**2,786,910**
OPERATING INCOME	**3,613,248**	**4,968,332**	**546,872**	**3,135,613**
OTHER INCOME (CHARGES)				
Interest income	394,017	231,734	25,507	165,991
Interest expense	(576,366)	(807,243)	(88,854)	(716,037)
Loss on foreign exchange – net	(937,886)	770,540	84,815	644,829
Equity in net income (loss) of associated companies	5,651	(5,459)	(601)	1,086,630
Others – net	439,966	42,528	4,681	182
OTHER INCOME (CHARGES) – Net	**(674,618)**	**232,100**	**25,548**	**1,181,595**
INCOME BEFORE TAX	**2,938,630**	**5,200,432**	**572,420**	**4,317,208**
TAX EXPENSE	**(1,026,136)**	**(1,544,068)**	**(169,958)**	**(957,990)**
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**1,912,494**	**3,656,364**	**402,462**	**3,359,218**
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**(191,986)**	(297,146)	(32,707)	0
NET INCOME	**1,720,508**	**3,359,218**	**369,754**	**3,359,218**
Net income per share	170.69	333.26	0.04	333.26
Net income per ADS (20 series-B shares per ADS)	3,413.71	6,665.12	0.73	6,665.12

Table-1.a.: Breakdown of the Statement of Income
For the Six Months Ended June 30, 2001 and 2002

1	2001 (Rp. Million) 2	2002 (Rp. Million) 3	Growth (%) 4=(3-2)/2
OPERATING REVENUES			
Cellular	**2,057,187**	**3,216,066**	**56.33**
Fixed-phone			
Local	886,335	956,832	7.95
Long distance	1,552,264	1,720,550	10.84
Monthly Subscription charges	530,603	756,572	42.59
Installation charges	48,036	62,445	30.00
Phone cards – Net	8,317	11,030	32.62
Others	37,130	44,074	18.70
Total fixed-phone revenues	**3,062,685**	**3,551,503**	**15.96**
Revenue Under Joint Operation Scheme (JOS)			
Minimum Telkom Revenue (MTR)	737,100	772,876	4.85
Distributable Telkom Revenue (DTR)	333,642	449,086	34.60
Amortization of Initial Investor Payments	7,675	5,447	(29.03)
Total Revenue under JOS	**1,078,417**	**1,227,409**	**11.32**
Interconnection			
International calls	138,287	114,220	(17.40)
Cellular	643,020	782,085	21.63
Others	3,355	67,288	1,903.60
Total Interconnection revenues	**784,662**	963,593	**22.80**
Other Telecommunication Services (OTS)			
Revenue under Revenue Sharing Arrangement	135,027	30,763	(77.21)
Leased lines	130,127	45,939	(64.70)
Satellite transponder	115,219	124,297	7.88
Telex and telegram	2,838	1,729	(39.08)
TelkomISDN	16,203	47,665	194.17
Multimedia	95,475	209,293	119.21
Others	24,320	7,906	(67.49)
Total OTS Revenues	**519,208**	**467,600**	**(9.94)**
Total operating revenues	**7,502,159**	**9,426,171**	**25.65**
Operating expenses			
Depreciation	**1,362,620**	**1,573,103**	**15.45**
Operation, Maintenance & Tel. Service			
Operation & Maintenance	422,040	467,484	10.77
Cost of Phone Cards	41,792	129,320	209.44
Distributors and telephone kiosks' commissions	254,401	28,667	(88.73)
Other	215,794	509,014	135.88
Total O & M	**934,027**	**1,134,485**	**21.46**
Personnel	**891,242**	**1,043,835**	**17.12**
General and Administrative			
Provision for Doubtful Account & Inventory Obsolescence	158,228	157,348	(0.56)
Training,Education & Recruitment	41,174	53,053	28.85
Research, Development & Consultant	101,124	133,868	32.38
Others	311,850	252,351	(19.08)
Total G & A	**612,376**	**596,620**	**(2.57)**
Marketing	**88,645**	**109,796**	**23.86**
Total operating expenses	**3,888,910**	**4,457,839**	**14.63**
Operating income	**3,613,248**	**4,968,332**	**37.50**

Table-1.a. (continued): Breakdown of the Statement of Income for the Six Months Ended June 30, 2001 and 2002

1	2001 (Rp. Million) 2	2002 (Rp. Million) 3	Growth (%) 4=(3-2)/2
Operating income	**3,613,248**	**4,968,332**	**37.50**
Other Income (Charge)			
Interest income	394,017	***231,734***	(41.19)
Equity in net income (loss) of associated companies	5,651	(5.459)	(100.10)
Gain (Loss) on foreign exchange - net	937,886	770,540	(17.84)
Interest expense	(576,366)	(807,243)	40.06
Others	439,966	42,528	(90.33)
Total Other Income (Charges) - Net	**674,618**	**232,100**	**(65.60)**
Income before tax	**2,938,630**	**5,200,432**	**76.97**
Tax expense	**(1,026,130)**	**(1,544,068)**	**50.47**
Income before minority interest in net income Of subsidiaries	**1,912,494**	**3,656,364**	**91.18**
Minority interest in net income of subsidiaries	**(191,986)**	**(297,146)**	**54.77**
Net income	**1,720,508**	**3,359,218**	**95.25**
Net Income (Loss) per Share	170.69	333.26	95.25
Net Income (Loss) per ADS (20 B shares per ADS)	3,413.71	6,665.12	95.25

Table-1.b.: FINANCIAL RATIOS FOR THE SIX MONTHS ENDED JUNE 30, 2001 & 2002

1	2001 2	2002 3	Growth (%) 4=(3-2)/2
Contribution of pulses to total fixed-phone revenue:			
Local Calls (%)	28.94	26.94	(2.00)
Domestic Long Distance Calls (%)	50.68	48.45	(2.24)
Monthly subscription charges (%)	17.32	21.30	3.98
Installation charges (%)	1.57	1.76	0.19
Phonecard	0.27	0.31	0.04
Others (%)	1.21	1.24	0.03
Contribution to total operating revenues:			
Cellular (%)	27.42	34.12	6.70
Fixed-phone (%)	40.82	37.68	(3.15)
Revenue under JOS (%)	14.37	13.02	(1.35)
Interconnection (%)	10.46	10.22	(0.24)
Multimedia	1.27	2.22	0.95
Other telecommunications services (%)	5.65	4.75	(2.91)
Fixed-phone revenue per average fixed-LIS/ month (Rp^000)	160.12	172.76	7.89
EBITDA, consolidated (Rp million)	4,975,868	6,541,435	31.46
EBITDA margin, consolidated (%)	66.33	69.40	3.07
Operating Margin (%)	48.16	52.71	4.55
Current ratio (%)	60.96	78.33	17.37
Return on Assets (%)	5.22	9.46	4.24
Return on Equity (%)	33.70	32.18	(1.52)
Average collection period (days)	52.11	54.78	2.67
Average on Allowance for Bad Debt (%)	16.64	22.21	5.57
Weighted Average Interest Rate (%)	9.36	10.08	0.72
Total Effective Cost of Fund (%)	22.71	17.05	(5.66)
Weighted Average Cost of Capital (%)	16.34	17.14	0.80
Debt to Total Capitalization (%)	71.96	54.47	(17.49)
*) for TELKOM Regions only (excl. KSO and cellular)			

Table 2.a.: FIXED TELEPHONE LINE AS OF JUNE 30, 2001 & 2002

1	Unit 2	2001 3	2002 4	Growth (%) 5=(4-3)/3
Exchange Capacity				
TELKOM Division (DIVRE II, V, VI)	Lines	5,016,997	5,165,896	2.97
KSO Division (DIVRE I, III, IV, VII)	Lines	3,622,253	3,680,141	1.60
Total Exchange Cap (KSO & TELKOM Division)	**Lines**	**8,639,250**	**8,846,037**	**2.39**
Installed Lines				
TELKOM Division	Lines	4,572,053	4,817,084	5.36
KSO Division	Lines	3,252,040	3,364,707	3.46
Total Installed Lines (KSO & TELKOM Divisions)	**Lines**	**7,824,093**	**8,181,791**	**4.57**
Subscribers - TELKOM Division:				
Non PBH Subscribers: Automatic	Lines	3,444,787	3,745,444	8.73
PBH Subscribers	Lines	402,336	423,519	5.27
Total Subscribers (TELKOM Divisions)	**Lines**	**3,847,123**	**4,168,963**	**8.37**
Subscribers - KSO Division:				
Non PBH Subscribers: Automatic	Lines	2,698,384	2,911,424	7.90
PBH Subscribers	Lines	16,288	16,355	0.41
Total Subscribers (KSO Division)	**Lines**	**2,714,672**	**2,927,779**	**7.85**
Subscribers – TELKOM & KSO Division				
Non PBH Subscribers: Automatic	Lines	6,143,171	6,656,868	8.36
PBH Subscribers	Lines	418,624	439,874	5.08
Total Subscribers (TELKOM & KSO Division)	**Lines**	**6,561,795**	**7,096,742**	**8.15**
Public Phone – TELKOM Division:				
Coin	Lines	55,938	51,803	-7.39
Card-phone	Lines	45,449	45,034	-0.91
Total Payphone	**Lines**	**101,387**	**96,837**	**-4.49**
Wartel	Lines	147,290	175,622	19.24
Total Public Phone TELKOM Division	**Lines**	**248,677**	**272,459**	**9.56**
Public Phone - KSO Division :				
Coin	Lines	35,763	31,639	-11.53
Card-phone	Lines	15,789	11,932	-24.43
Total Payphone	**Lines**	**51,552**	**43,571**	**-15.48**
Wartel	Lines	66,179	75,304	13.79
Total Public Phone KSO Division	**Lines**	**117,731**	**118,875**	**0.97**
Public Phone (TELKOM & KSO Division)				
Coin	Lines	91,701	83,442	-9.01
Card-phone	Lines	61,238	56,966	-6.98
Total Payphone	**Lines**	**152,939**	**140,408**	**33.35**
Wartel/Kiosk/TUT	Lines	213,469	250,926	17.55
Total Public Phone (TELKOM & KSO Division)	**Lines**	**366,408**	**391,334**	**6.80**
Lines In Service				
TELKOM Division	Lines	4,095,800	4,441,422	8.44
KSO Division	Lines	2,832,403	3,046,654	7.56
Total Lines In Service (TELKOM & KSO Division)	**Lines**	**6,928,203**	**7,488,076**	**8.08**

Table 2.b.: PULSE PRODUCTION FOR THE SIX MONTHS ENDED JUNE 30, 2001 & 2002

	Unit	2001	2002	Growth (%)
1	2	3	4	5=(4-3)/3
Pulse Production:				
Subscribers - TELKOM Division :				
Non-PBH Subscribers	Pulses	14,970,435,111	15,310,339,900	2.27
PBH Subscribers	Pulses	1,912,981,418	1,975,372,881	3.26
Total pulse production - TELKOM Division	**Pulses**	**16,883,416,529**	**17,285,712,781**	**2.38**
Subscribers - KSO Division :				
Non-PBH Subscribers	Pulses	11,475,405,458	12,966,114,403	12.99
PBH Subscribers	Pulses	74,337,756	73,108,212	-1.65
Total pulse production - KSO Division	**Pulses**	**11,549,743,214**	**13,039,222,616**	**12.90**
Subscribers (TELKOM & KSO Division)				
Non-PBH Subscribers	Pulses	26,445,840,569	28,276,454,304	6.92
PBH Subscribers	Pulses	1,987,319,174	2,048,481,093	3.08
Total pulse production - KSO & TELKOM Division	**Pulses**	**28,433,159,743**	**30,324,935,397**	**6.65**
Public Phones – TELKOM Division				
Coin	Pulses	264,171,850	213,350,179	-19.24
Card-phone	Pulses	117,862,099	52,421,684	-55.52
Wartel	Pulses	**4,372,514,106**	**4,408,109,891**	0.81
Total public phone - TELKOM Division	**Pulses**	**4,754,548,055**	**4,673,881,753**	**-1.70**
Public Phones - KSO Division				
Coin	Pulses	196,652,284	141,653,117	-27.97
Card-phone	Pulses	74,717,302	35,069,042	-53.06
Wartel	Pulses	4,843,952,275	4,826,320,037	-0.36
Total public phone - KSO Division	**Pulses**	**5,115,321,861**	**5,003,042,196**	**-2.19**
Public Phones – TELKOM & KSO Division				
Coin	Pulses	460,824,134	355,003,296	-22.96
Card-phone	Pulses	192,579,401	87,490,725	-54.57
Wartel	Pulses	9,216,466,381	9,234,429,928	0.19
Total public phone - TELKOM & KSO Division	**Pulses**	**9,869,869,916**	**9,676,923,949**	**-1.95**
Lines in Service- Production				
TELKOM Division	Pulses	21,637,964,584	21,959,594,535	1.49
KSO Division	Pulses	16,665,065,075	18,042,264,812	8.26
Total LIS's pulse production (TELKOM&KSO Div.)	**Pulses**	**38,303,029,659**	**40,001,859,346**	**4.44**
Pulses per Average Subscriber Line				
TELKOM Division	Pulses/line	4,483	4,229	-5.66
KSO Division	Pulses/line	4,320	4,528	4.82
Pulses per Avrg. Subscr. Line (TELKOM&KSO)	**Pulses/line**	**4,415**	**4,353**	**-1.41**
Pulses per Average LIS				
TELKOM Division	Pulses/line	5,403	5,041	-6.70
KSO Division	Pulses/line	5,971	6,019	0.79
Pulses per Average LIS (TELKOM&KSO)	**Pulses/line**	**5,637**	**5,440**	**-3.49**

Table-2.c.: OPERATIONAL RATIO AS AT MARCH 31, 2001 & 2002

1	Unit 2	2001 3	2002 4	Growth (%) 5=(4-3)
Subscriber Mix - TELKOM Division				
Business	Percent	19.39	20.14	0.75
Residential	Percent	80.30	79.67	-0.63
Social	Percent	0.31	0.18	-0.13
Subscriber Mix - KSO Division				
Business	Percent	15.29	15.59	0.30
Residential	Percent	84.27	84.00	-0.27
Social	Percent	0.44	0.41	-0.03
Subscriber Mix - TELKOM & KSO Division				
Business	Percent	17.69	18.26	0.57
Residential	Percent	81.95	81.46	-0.49
Social	Percent	0.36	0.28	-0.08
Pulses (Local & DLD), Subscriber (TELKOM & KSO)				
Local	Percent	34.89	32.80	-2.09
DLD	Percent	65.11	67.20	2.09
Utilization Rate (LIS/IL)				
TELKOM Division	Percent	89.58	92.20	2.62
KSO Division	Percent	87.10	90.55	3.45
Utilization Rate (TELKOM & KSO Division)	**Percent**	**88.55**	**91.52**	**2.97**
Occupancy rate (TELKOM & KSO Division)				
TELKOM Division	Percent	82.23	86.54	4.31
KSO Division	Percent	78.93	83.51	4.58
Total Occupancy Rate (TELKOM & KSO Division)	**Percent**	80.84	85.28	4.44
Call Completion Ratio (TELKOM & KSO Division)				
Local	Percent	73.46	75.07	1.61
Domestic Long Distance	Percent	65.19	65.79	0.60
Employees				
TELKOM Division	Persons	20,473	19,232	-6.06
KSO Division	Persons	17,057	15,589	-8.61
Employees (TELKOM & KSO Division)	**Persons**	**37,530**	**34.821**	**-7.22**
Productivity (LIS/Employees)				
TELKOM Division	Lines / Empl	200.06	230.94	15.44
KSO Division	Lines / Empl	166.06	195.44	17.69
Productivity (TELKOM & KSO Division)	**Lines / Empl**	**184.60**	**215.04**	**16.49**
Density (LIS Per 100 Inhabitants)				
TELKOM Division	Percent	5.42	5.96	0.54
KSO Division	Percent	1.97	2.08	0.11
Density (TELKOM & KSO Division)	**Percent**	**3.16**	**3.39**	**0.23**

KSO Performance as of June 30, 2002

	KSO-I	KSO-III	KSO-IV	KSO-VII	TOTAL
Payments to TELKOM					
(billion of Rupiah)					
Minimum TELKOM Revenue	253.94	202.28	193.74	122.92	772.88
Distributable TELKOM Revenue	166.72	71.63	88.03	122.70	449.08
Operational performance					
Exchange capacity (lines)	1,229,126	879,072	770,289	801,654	3,680,141
Installed lines (lines)	1,160,526	712,019	726,223	765,939	3,364,707
Lines in service (lines)	1,064,199	654,740	632,624	695,091	3,046,654
LIS - pulse production (millions)	6,227.15	3,228.02	4,123.58	4,463.51	18,042.26

Attachment:

1. The Balance Sheets , Income Statement, and Operation Data of PT Telkomsel

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEETS
JUNE 30, 2001 AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar)

ASSETS	2001	2002	
	Rp	Rp	U.S. $
CURRENT ASSETS			
Cash and cash equivalents	557,909	1,910,170	210,255
Trade accounts receivables			
Third parties - net of allowance for doubtful accounts of Rp90,397 in 2002 and Rp96,499 in 2001	234,549	307,175	33,811
Others	8,674	7,884	868
Accrued Income - net of allowance for doubtful accounts of Rp8,948 in 2002 and Rp9,552 in 2001	226,171	296,958	32,687
Inventories - net of allowance for obsolescence of Rp10,808 in 2002 and Rp9,454 in 2001	68,967	53,570	5,897
Other current assets	259,221	370,144	40,742
TOTAL CURRENT ASSETS	**1,355,491**	**2,945,901**	**324,260**
PROPERTY, PLANT AND EQUIPMENT			
Fixed assets	4,309,347	8,231,121	906,012
Work in progress	918,738	381,994	42,047
Accumulated depreciation	(1,166,206)	(1,817,496)	(200,055)
PPE, net	**4,061,879**	**6,795,619**	**748,004**
OTHER ASSETS	**357,213**	**93,580**	**10,300**
TOTAL ASSETS	**5,774,583**	**9,835,100**	**1,082,565**
LIABILITIES AND EQUITY			
CURRENT LIABILITIES			
Accounts payable			
Trade	263,091	287,823	31,681
Others	497	295	32
Accrued liabilities	596,508	985,336	108,457
Taxes payable	253,380	276,799	30,468
Unearned revenues	249,006	230,843	25,409
Dividend payable	544,306	551,882	60,747
Short-term loan	0	500,000	55,036
Other current liabilities	19,999	30,840	3,395
Total current liabilities	**1,926,787**	**2,863,818**	**315,225**
OTHER LIABILITIES			
Long-term guaranteed notes payable	0	1,309,500	144,139

Obligation under cap.lease-net of current maturities	0	599	66
Total other liabilities	**0**	**1,310,099**	144,205
Equity			
Capital stock – Rp1,000,000 par value			
Authorized – 650,000 shares			
Issued and fully paid – 182,570 shares	182,570	182,570	20,096
Additional paid-in capital	1,292,866	1,504,854	165,642
Retained earnings	2,372,360	3,973,759	437,398
Total Equity	**3,847,796**	**5,661,183**	623,135
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**5,774,583**	**9,835,100**	**1,082,565**

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share and ADS Data)

	2001	2002	
	Rp	Rp	U.S.$
Operating revenues			
Post-paid	1,176,722	1,473,912	162,236
Prepaid	740,325	1,687,843	185,783
International roaming	218,273	205,791	22,652
Interconnection revenues (outpayment)- net	(78,023)	(41,831)	(4,604)
Total Operating Revenues	**2,057,297**	**3,325,715**	**366,067**
Operating expenses			
Personnel	90,821	124,325	13,685
Operation and maintenance	254,149	508,842	56,009
General and administrative	117,992	143,569	15,803
Marketing	41,582	54,480	5,997
Others	117,268	221,905	24,425
Total Operating Expenses	**621,812**	**1,053,121**	**115,919**
EBITDA	**1,435,485**	**2,272,594**	**250,148**
Depreciation and amortization	**220,184**	**424,374**	**46,712**
EBIT	**1,215,301**	**1,848,220**	**203,436**
Other Income (charges) - net	**47,973**	**(58,324)**	**(6,420)**
Income before tax	**1,263,274**	**1,789,896**	**197,017**
Provision for income tax	**378,998**	**530,626**	**58,407**
Net income	**884,276**	**1,259,270**	**138,610**

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS AS OF JUNE 30, 2001 & 2002

	Unit	2001	2002	Growth (%)
Customer base				
Postpaid	Subscriber	753,349	926,602	23
Prepaid	Subscriber	1,427,323	3,273,825	129
Total	Subscriber	2,180,672	4,200,427	93
ARPU				
Postpaid	Rp (thousand)	281	291	4
Prepaid	Rp (thousand)	100	103	3
Blended	Rp (thousand)	166	149	-10
Market Share	%	47	52	5
Employee				
Total Employees	Persons	1,966	2,500	27
Efficiency (subs per employee)	Subscr/person	1,109	1,680	51

2. The Loan Detail of TELKOM Only

DETAIL OF LOAN

CURRENCIES	YEARS	TELKOM	
		Foreign Curr (mln)	Rupiah eq. (bln)
IDR	2001		4.203,67
	2002		3.637,68
USD	2001	519,20	5.929,25
	2002	560,03	4.885,52
Yen	2001	18.136,92	1.666,86
	2002	18.638,85	1.366,23
FFr	2001	135,58	200,03
	2002	119,55	140,42
NLG	2001	18,27	80,24
	2002	15,22	53,21
Total	2001		12.080,05
	2002		10.083,06